
July 20, 2020

Rick Melero
Manager
HIS Capital Fund III, LLC
2151 Consulate Dr., Suite 6
Orlando, Florida 32837

       Re: HIS Capital Fund III, LLC
           Offering Statement on Form 1-A
           Filed June 23, 2020
           File No. 024-11242

Dear Mr. Melero:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on June 23, 2020

Cover Page

1. Please provide the disclosure required by Item (a) of Part II of Form 1-A on the cover page of the Offering Statement, including, the required legends and disclosure format being followed.

Frequently Asked Questions, page 6

2. We note that you are a blind-pool company with no current assets or operations, and that it appears unlikely that you would have a reasonable basis for including projected distribution amounts. Refer to Item 10(b)(1) of Regulation S-K. As such, please revise to discuss the 7% distribution contemplated by your operating agreement only in the risk factor on page 31 and in the section entitled "Summary of Operating Agreement" on page 68. Please also revise disclosure on page 68 to explain the basis for the 7% distribution.

Notice Regarding Agreement to Arbitrate, page 32

3.   We note your disclosure regarding arbitration and the right to jury trial. Please disclose whether the provision relating to jury trial applies to federal securities law claims. If this provision applies to claims arising under the Securities Act or Exchange Act, please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

Certain Relationships and Related Party Transactions, page 78

4.   Please disclose the estimated dollar amount of acquisition/origination fees and asset management fees, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5.

Prior Performance, page 79

5.   We note your disclosure regarding HIS Investment Management, LLC, the Projects and prior performance throughout the offering statement. We also note that you have not identified the properties you intend to acquire and are thus a blind pool. Accordingly, please provide the disclosure referenced in Industry Guide 5. In particular, please provide a prior performance narrative and prior performance tables. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

Signatures, page 82

6.   Please indicate in which capacity each manager/officer is signing including as principal executive officer, principal financial officer and principal accounting officer. Refer to Instruction 1 to the Signatures section of Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nancee Tegeder, Esq.